January 22, 2010

VIA EDGAR

Ms. Sheila Stout
Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:           Dimensional Investment Group Inc. – Registration Statement on Form N-14
(File No. 033-33980; 811-6067)

Dear Ms. Stout and Ms. Stirling:

We are responding to your comments, provided via telephone on December 29, 2009 and January 7, 8, and 11, 2010, to the above-captioned registration statement (the “Registration Statement”) filed by Dimensional Investment Group Inc. (the “Registrant”) on December 22, 2009.  Each of your comments and the Registrant’s responses thereto are set forth below, except as noted.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
▪
Staff comments to or changes to disclosure in response to Staff comments to the Registration Statement do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

▪	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Registration Statement.

U.S. Securities and Exchange Commission
January 22, 2010

1.
The pro forma financial information and financial statements included in the Registration Statement are as of April 30, 2009, which will fall outside the 245 days provided for in Section 3.18(c) of Reg. S-X.  Refile the Registration Statement with pro forma financial information that falls within the 245 day window.

Response:  The pre-effective amendment to the Registration Statement filed by the Registrant includes pro forma financial information and financial statements that are as of October 31, 2009.

2.
In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994)(“NAST”), the SEC stated that, in determining whether a surviving fund may use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the characteristics of the surviving fund and the predecessor fund to determine which fund, if any, the surviving fund most closely resembles.

Prepare a NAST analysis, which addresses each of the five criteria considered in determining that the Acquiring Fund will be the accounting survivor.  This analysis should be filed as EDGAR correspondence, and should be filed as soon as practicable.

Response:  The NAST analysis previously was filed as EDGAR correspondence on January 15, 2010.

3.
On page 1 of the Registration Statement, in the Summary section, under the heading ‘Why did the Boards approve the Reorganization?’, it is disclosed that the DFAIDG Board and the DIG Board concluded that the Reorganization was in the best interests of the Target Fund and the Acquiring Fund, respectively, and that the Reorganization will not dilute the interests of existing shareholders of the Funds.  However, the disclosure does not indicate why the Boards reached these conclusions.  It would be useful to shareholders to expand the disclosure to discuss more specifically why the Boards reached these conclusions.

Response: The disclosure on page 1 of the Registration Statement has been revised to state the following (with new language underlined and deleted language indicated by a caret):

“The DFAIDG Board made this determination based on the fact that the shareholders of the Target Fund will be subject to lower administrative fees as shareholders of the combined Acquiring Fund and ^certain other factors, which include those that are discussed in this Information Statement/Prospectus, under the discussion of the Reorganization in the section entitled ‘Reasons for the Reorganization.’…

“The DIG Board has determined that the Reorganization is in the best interests of the Acquiring Fund (because, among other reasons, the larger Acquiring Fund following the Reorganization may be able to achieve greater operating efficiencies from economies of

U.S. Securities and Exchange Commission
January 22, 2010

scale) and that the interests of the Acquiring Fund’s shareholders will not be diluted as a result of the Reorganization.”

4.	On page 2 of the Registration Statement, in the Summary section, under the heading ‘How will the Reorganization effect me?’, the following disclosure appears:

“Operating Efficiencies and Diversification.  Upon the Reorganization, the Target Fund’s shareholders will become shareholders of a larger fund that may be able to achieve greater operating efficiencies from economies of scale.”

This statement implies that the Target Fund will be merging into a larger fund, which is not accurate. Rephrase the disclosure to clarify.

Response: The disclosure on page 2 of the Registration Statement has been revised to state the following (with new language underlined and deleted language indicated by a caret):

“Operating Efficiencies and Diversification.  Upon the completion of the Reorganization and the merger of the Target Fund and the Acquiring Fund, the Target Fund’s shareholders will be^ shareholders of a larger combined fund that may be able to achieve greater operating efficiencies from economies of scale.”

5.
The Registration Statement indicates that the Target Fund will pay all of the costs of the Reorganization.  In correspondence that will accompany the filing of the Registration Statement, explain why it is fair for the Target Fund to pay all of the costs of the Reorganization.

Response:  Following the Reorganization, the Target Fund shareholders will be investors in the Acquiring Fund which, as of its 10-31-09 fiscal year end, had a net expense ratio of 10bps.  The net expense ratio of the Target Fund, as of its 10-31-09 fiscal year end, was 15bps.  This lower net expense ratio of the Acquiring Fund as compared to the Target Fund (33%, as of the 10-31-09 fiscal year end) provides a clear benefit for the Target Fund to enter into the Reorganization and bear the Reorganization costs.   However, the Target Fund most likely will not pay all of the Reorganization costs.  Pursuant to the Amended and Restated Fee Waiver and Expense Assumption Agreement between Dimensional and DFAIDG, on behalf of the Target Fund (the “Expense Assumption Agreement”), at an expense ratio of 15bps, Dimensional will waive its administrative fees and assume expenses of the Target Fund.   A current analysis of the Target Fund’s level of expenses and assets (which as of 12-31-09 were approximately $2.8 billion) place the current expense ratio of the Target Fund at close to 15bps, so it is anticipated that the Reorganization costs, estimated to be approximately $130,000, will actually be assumed by Dimensional.

U.S. Securities and Exchange Commission
January 22, 2010

To respond to the Staff’s comment, the following disclosure will be included on page 2 of the Registration Statement (with new language underlined and deleted language indicated by a caret):

“Who will bear the costs associated with the Reorganization?

It is anticipated that the total costs of the Reorganization, including the expenses of preparing, printing, and mailing this Information Statement/Prospectus, will be approximately $130,000.  These expenses will be paid by the Target Fund.  However, pursuant to the operation of the Amended and Restated Fee Waiver and Expense Assumption Agreement (the “Expense Assumption Agreement”) that is in place between Dimensional and DFAIDG, on behalf of the Target Fund, it is anticipated that most, if not all, of ^the Reorganization expenses will be paid by Dimensional.”

Consistency changes also were made elsewhere in the Registration Statement to reflect this concept.  (See the Registration Statement’s pages 5 (and the response to Comment #6 below), 8, 9, 12 (the responses to Comment #13 below) and Appendix I to the Statement of Additional Information (and the responses to Comment #13 below).)

6.	In the Fee Table on page 3, include a note to the Table that states that the Target Fund is paying the costs of the Reorganization and the amount of the costs.

Response:  It is expected that the Target Fund will pay the costs of the Reorganization.  However, pursuant to the operation of the Expense Assumption Agreement, it is anticipated that Dimensional, and not the Target Fund, actually will pay the costs of the Reorganization.  As a consequence, the following note has been added to page 5:

“+  The expenses of the Reorganization are estimated to be $130,000, which the Target Fund will pay.  However, pursuant to the operation of the Expense Assumption Agreement, it is anticipated that Dimensional will pay most, if not all, of the Reorganization expenses.”

7.
Also with respect to the Fee Table, the expenses reported for the Funds differ from the expenses reported in the Funds’ semi-annual reports (the expenses differ by 1 basis point).  Presumably these numbers should be identical.  Explain why the numbers contained in the Fee Table differ from the numbers contained in the semi-annual reports.

Response: The expenses reported in the Fee Table have been updated, and now are identical to the expenses reported in the 10/31/09 annual reports.

8.	Also with respect to the Fee Table, the third note discloses:

U.S. Securities and Exchange Commission
January 22, 2010

“The Fee Waiver and Expense Assumption Agreement will remain in effect for a period of one year from March 1, 2009 to March 1, 2010, and shall continue in effect from year-to-year thereafter unless terminated by DIG or Dimensional.”

This should be updated to reflect that the Fee Waiver and Expense Assumption Agreement will remain in effect for at least a 12 month period (i.e., from March 1, 2010 to March 1, 2011).

Response:  The third note (denoted by ***) has been updated, on page 5 of the Registration Statement, to disclose that the Expense Assumption Agreement will remain in effect until March 1, 2011.

9.
On page 4 of the Registration Statement, in the section ‘How do the performance records of the Funds compare?’, the following sentence indicates that the Funds’ total returns in 2010 have been nearly the same:

Does the difference in returns result solely from the difference in the Funds’ administrative fees? If so, state that fact, in order to assist shareholders in understanding the rationale for the Reorganization.

Response:  While the difference in the administrative fees of the Funds will result, in most instances, in the Acquiring Fund’s total returns exceeding the Target Fund’s total returns, this will not always be the case.  As a consequence, the Registrant respectfully declines to add the supplemental disclosure to the Registration Statement.

The Registrant directs the Staff’s attention to the fact that the Funds’ performance information has been updated to 12-31-09, consistent with relevant legal requirements.

10.	On page 6 of the Registration Statement, under the heading ‘What are the Funds’ arrangements for purchases, exchanges, and redemptions?’ it is disclosed that:

“The Target Fund and the Acquiring Fund permit their shareholders to exchange shares of the Target Fund and the Acquiring Fund, respectively, for shares of other portfolios of DFAIDG and DIG.  An exchange involves…”

Will the Reorganization impact the Target Fund’s shareholders’ abilities to make exchanges with other portfolios of DFAIDG and/or DIG?

Response: The Reorganization will not change or alter in any way a shareholder’s ability to exchange the shareholder’s shares of the Acquiring Fund for shares of other

U.S. Securities and Exchange Commission
January 22, 2010

portfolios of DFAIDG or DIG. The following sentence has been inserted on page 6 of the Registration Statement to clarify this:

“The Reorganization will not affect a shareholder’s ability to exchange shares of the Acquiring Fund or the Target Fund for shares of another portfolio of DFAIDG or DIG.”

11.	On page 9 of the Registration Statement, under ‘What are the tax consequences of the Reorganization?’, it is disclosed that:

“Capital losses can generally be carried forward to each of eight (8) taxable years succeeding the loss year to offset future capital gains.  However, any such capital losses are subject to an annual limitation if there is more than a 50% ‘change in ownership’ of a fund.  The Reorganization will result in a more than 50% ‘change in ownership’ of the Acquiring Fund, as the smaller of the two Funds.  As a result, the capital loss carryovers (together with any current year realized capital gain/loss and unrealized appreciation/depreciation in value of investments, collectively referred to as ‘total net capital loss carryovers’) of the Acquiring Fund will be subject to an annual limitation for federal income tax purposes.”

Please expand this disclosure to make it more easily understood by shareholders.

Response:  The disclosure has been revised, on page 9 of the Registration Statement, to state the following (with new language underlined and deleted language indicated by a caret):

“Capital losses can generally be carried forward to each of eight (8) taxable years succeeding the loss year to offset future capital gains. However, any such capital losses are subject to an annual limitation if there is more than a 50% ‘change in ownership’ of a fund.  The Reorganization will result in a more than 50% ‘change in ownership’ of the Acquiring Fund, as the ^ Target Fund and the Acquiring Fund are combined.  ^Because of this, the capital loss carryovers (together with any current year realized capital gain/loss and unrealized appreciation/depreciation in value of investments, collectively referred to as ‘total net capital loss carryovers’) of the Acquiring Fund will be subject to an annual limitation for federal income tax purposes.”

12.	With respect to the capitalization table (at page 11), update the information to reflect the updated pro forma information, and also to reflect the fee impact of the reorganization costs.

Response: This pro forma information has been updated. The following footnote also has been inserted, on page 12, following the capitalization table:

U.S. Securities and Exchange Commission
January 22, 2010

“+ The expenses of the Reorganization are estimated to be $130,000, which the Target Fund will pay. However, pursuant to the operation of the Expense Assumption Agreement, it is anticipated that Dimensional will pay most, if not all, of the Reorganization expenses.”

13.           With respect to the pro forma financial statements, included as Appendix I in the SAI:

(a)           An introductory paragraph should be included, which has been omitted;

(b)	The Statement of Assets and Liabilities should include an adjustment for reorganization costs; and

(c)	In the Statement of Operations, there should be a footnote that addresses the reorganization costs.

Response:  In response to Comment 13(a), the following introductory paragraph has been inserted, immediately prior to the Pro Forma Combining Statement of Assets and Liabilities:

“The following audited pro forma combining financial statements are intended to show the financial condition and related results of operations resulting from the merger of the U.S. Large Company Portfolio, a series of DFA Investment Dimensions Group Inc., with the U.S. Large Company Institutional Index Portfolio, a series of Dimensional Investment Group Inc., as if the merger occurred on the date presented.  Please see the accompanying notes for additional information about the audited pro forma financial statements.”

In response to Comment 13(b), an adjustment has been made to the Pro Forma Combining Statement of Assets and Liabilities.  In addition, the following note has been inserted after the Statement of Assets and Liabilities:

“(b)  Reflects the charge for estimated reorganization expenses.  As the Portfolio is subject to an Amended and Restated Fee Waiver and Expense Assumption Agreement and is currently at the expense limit of 0.10% of its daily net assets, the reorganization expenses cause the Portfolio to be in excess of the expense limit and therefore, the Advisor will waive its administrative fee to offset this amount.”

In response to Comment 13(c), the following footnote has been inserted following the Pro Forma Combining Statement of Operations:

“(d)  This Pro Forma Combining Statement of Operations excludes non-recurring estimated reorganization costs of $130 (in thousands).”

***

U.S. Securities and Exchange Commission
January 22, 2010

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8027.
Best regards,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esq.

cc:           Valerie A. Brown, Esq.
Brett Agnew, Esq.
Dimensional Fund Advisors LP
Jana L. Cresswell, Esq.